December 6, 2000

John Reynolds
Office of Small Business
Division of Corporation Finance
Mail Stop 0304
Securities and Exchange Commission
Washington, D.C. 20549

	Re:	iCrown Corporation
   		Form S-4
	   	File No. 333-92627

Dear Mr. Reynolds:

iCrown Corporation (the "Registrant") hereby withdraws its Registration Statement on Form S-4 (File No. 333-92627) initially filed with the Commission on December 18, 1999. The Board approved the withdrawal on November 24, 2000. The Registrant hereby confirms that none of the securities offered by means of the Registration Statement have been sold.

Sincerely,

/s/ Robert C. Hackney

Robert C. Hackney
on behalf of iCrown Corporation